UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)


                          TELE-COMMUNICATIONS, INC.
          -------------------------------------------------------------
                               (Name of Issuer)


                       Series B TCI Group Common Stock,
                          par value $1.00 per share

                  Series B Liberty Media Group Common Stock,
                          par value $1.00 per share
          -------------------------------------------------------------
                        (Title of Class of Securities)


                 87924V200 (Series B TCI Group Common Stock)

            87924V606 (Series B Liberty Media Group Common Stock)
          -------------------------------------------------------------
                                (CUSIP Number)


                               Myles P. Berkman
               Chairman, Chief Executive Officer and President
                          The Associated Group, Inc.
                              200 Gateway Towers
                        Pittsburgh, Pennsylvania 15222
                                (412) 281-1907
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 With a copy to:

                              Scott G. Bruce, Esq.
                                General Counsel
                           The Associated Group, Inc.
                             Three Bala Plaza East
                                   Suite 502
                        Bala Cynwyd, Pennsylvania 19004

                                     and to:

                               Kent A. Coit, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                          Boston, Massachusetts 02108


                                October 9, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).




                               SCHEDULE 13D

  CUSIP NO.   87924V200
  (Series B TCI Group Common Stock)
  --------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Associated Group, Inc.
          51-0260858
  --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)( )
                                                                     (b)( )
  --------------------------------------------------------------------------
  3   SEC USE ONLY

  --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
          OO (See Item 3)
  --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            ( )

  --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
  --------------------------------------------------------------------------
                           7   SOLE VOTING POWER  (See Item 5)
        NUMBER OF
         SHARES            -------------------------------------------------
      BENEFICIALLY         8   SHARED VOTING POWER  (See Item 5)
        OWNED BY                   7,071,852
          EACH             -------------------------------------------------
       REPORTING           9   SOLE DISPOSITIVE POWER  (See Item 5)
         PERSON
          WITH             -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER  (See Item 5)
                                   7,071,852
  --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (See Item 5)
             7,071,852
  --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
      (See Item 5)                                                ( )

  --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            18.3%
  --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
            HC
  --------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

  CUSIP NO.   87924V606
  (Series B Liberty Media Group Common Stock)
  --------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Associated Group, Inc.
          51-0260858
  --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)( )
                                                                   (b)( )

  --------------------------------------------------------------------------
  3  SEC USE ONLY

  --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
          OO (See Item 3)
  --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           ( )

  --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
  --------------------------------------------------------------------------
                           7   SOLE VOTING POWER   (See Item 5)
        NUMBER OF
         SHARES            -------------------------------------------------
      BENEFICIALLY         8   SHARED VOTING POWER  (See Item 5)
        OWNED BY                     1,767,963
         EACH              -------------------------------------------------
       REPORTING           9   SOLE DISPOSITIVE POWER  (See Item 5)
        PERSON
         WITH              -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER  (See Item 5)
                                     1,767,963
  --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (See Item 5)
                1,767,963
  --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
      (See Item 5)                                             ( )

  --------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            8.3%
  --------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             HC
  --------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 SCHEDULE 13D

  CUSIP NO.   87924V200
  (Series B TCI Group Common Stock)
  --------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Associated Investments, Inc.
          25-1752998
  --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)( )
                                                                   (b)( )
  --------------------------------------------------------------------------
  3   SEC USE ONLY

  --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
          OO (See Item 3)
  --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           ( )

  --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
  --------------------------------------------------------------------------
                           7  SOLE VOTING POWER   (See Item 5)
        NUMBER OF
         SHARES            -------------------------------------------------
      BENEFICIALLY         8  SHARED VOTING POWER  (See Item 5)
        OWNED BY                    7,071,852
          EACH             -------------------------------------------------
       REPORTING           9  SOLE DISPOSITIVE POWER  (See Item 5)
        PERSON
         WITH              -------------------------------------------------
                           10 SHARED DISPOSITIVE POWER  (See Item 5)
                                   7,071,852
  --------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                 7,071,852
  --------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                ( )

  --------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              18.3%
  --------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
              CO
  --------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

  CUSIP NO.   87924V606
  (Series B Liberty Media Group Common Stock)
  --------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Associated Investments, Inc.
            25-1752998
  --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)( )
                                                                  (b)( )
  --------------------------------------------------------------------------
  3   SEC USE ONLY

  --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
          OO (See Item 3)
  --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            ( )

  --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
  --------------------------------------------------------------------------
                           7  SOLE VOTING POWER   (See Item 5)
          NUMBER OF
           SHARES          -------------------------------------------------
        BENEFICIALLY       8  SHARED VOTING POWER  (See Item 5)
          OWNED BY                1,767,963
           EACH            -------------------------------------------------
        REPORTING          9  SOLE DISPOSITIVE POWER  (See Item 5)
         PERSON
          WITH             -------------------------------------------------
                           10 SHARED DISPOSITIVE POWER  (See Item 5)
                                   1,767,963
  --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (See Item 5)
                1,767,963
  --------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
      (See Item 5)                                             ( )

  --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            8.3%
  --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
             CO
  --------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                    This Amendment No. 3 to Schedule 13D (this
          "Amendment No. 3") is being filed by The Associated Group, Inc., a Delaware corporation (the "Company"), and Associated Investments, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("AII" and, together with the Company, the "Reporting Persons"), and amends to the extent set forth herein, Item 5 of a Statement on Schedule 13D dated March 16, 1987, as amended by Amendment No. 1 thereto dated March 20, 1991, originally filed by the Company and Associated Communications Corporation, a Delaware corporation, and Amendment No. 2 thereto dated May 24, 1996, filed by the Reporting Persons (as previously so amended, the "Existing Schedule 13D"). Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the meanings ascribed to such terms in the Existing Schedule 13D.


          Item 5.   Interest in Securities of the Issuer.

                    Paragraph (a) of Item 5 of the Existing
          Schedule 13D is hereby amended in its entirety to read as follows:

                    As of the close of business on October 10, 1997, each of the Reporting Persons beneficially owned
          7,071,852 shares of Series B TCI Group Common Stock, which, based upon information supplied by TCI, constituted approximately 18.3% of the shares of Series B TCI Group Common Stock issued and outstanding as of September 30, 1997. The Reporting Persons' percentage ownership of shares of Series B TCI Group Common Stock has increased as a result of the consummation by TCI of an exchange offer, whereby, subject to certain terms and conditions, TCI offered to issue one share of Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share, in exchange for each share of Series B TCI Group Common Stock validly tendered to TCI on or prior to September 10, 1997. By letter dated October 9, 1997, the Company was informed by TCI as to the number of shares of Series B TCI Group Common Stock outstanding as of September 30, 1997. As of the close of business on October 10, 1997, each of the Reporting Persons beneficially owned 1,767,963 shares of Series B Liberty Group Common Stock, constituting approximately 8.3% of the shares of Series B Liberty
          Group Common Stock issued and outstanding as of July 31, 1997, as reported in TCI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

                    Except as set forth in this Item 5(a), neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, beneficially owns any shares of Series B TCI Group Common Stock or Series B Liberty Group Common Stock.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE ASSOCIATED GROUP, INC.

                                      By /s/ Myles P. Berkman
                                        -------------------------
                                        Myles P. Berkman
                                        President

                                      ASSOCIATED INVESTMENTS, INC.

                                      By /s/ Myles P. Berkman
                                        -------------------------
                                        Myles P. Berkman
                                        President

          DATE:  October 10, 1997